UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

VERITIV CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

923454 102

(CUSIP Number)

UWW Holdings, LLC

c/o

Bain Capital Investors, LLC

John Hancock Tower

200 Clarendon St.

Boston, Massachusetts 02116

Attention: Seth A. Meisel

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923454 102	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS UWW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,840,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,840,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the voting common stock, par value $0.01 per share (the “Common Stock”), of Veritiv Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 6400 Poplar Ave., Memphis, Tennessee 38197. Percentages in this Statement are calculated assuming 16,000,000 shares of Common Stock are outstanding, as reported in the Issuer’s Amendment No. 4 to Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11, 2014.

Item 2.	Identity and Background.

(a) This Statement is being filed by UWW Holdings, LLC (“UWWH” or the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon St., Boston, Massachusetts 02116.

Voting and dispositive power with respect to the shares of Common Stock held by the Reporting Person is exercised through a three-member board of managers acting by majority vote. Bain Capital Fund VII, L.P. (“Fund VII”) and Bain Capital VII Coinvestment Fund, L.P. (“Coinvestment VII”) have the right to appoint two of the three members of the board of managers of the Reporting Person. In addition, Bain Capital Fund VII, LLC (“Fund VII LLC”), Bain Capital VII Coinvestment Fund, LLC (“Coinvest VII LLC”), BCIP T Associates III, LLC (“BCIP T III LLC”), BCIP T Associates III-B, LLC (“BCIP T III-B LLC”), BCIP Associates III, LLC (“BCIP III LLC”), BCIP Associates III-B, LLC (“BCIP III-B LLC”) and J5M4T3B2P2CEYA, LLC (“J5”) collectively hold common equity interests of the Reporting Person.

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the general partner of Bain Capital Partners VII, L.P. (“BCP VII”), which is the general partner of Coinvestment VII and Fund VII, which is the managing member of J5. BCI is also the managing partner of BCIP Associates III, BCIP Trust Associates III, BCIP Associates III-B and BCIP Trust Associates III-B, which is the manager of BCIP III LLC, BCIP T III LLC, BCIP III-B LLC and BCIP T III-B LLC, respectively.

(c) The principal business of the Reporting Person is to act as a holding company of the Issuer following the consummation of the Mergers (as defined below in Item 6). UWWH was formed in November 2013 as a holding company in preparation for the Mergers.

With respect to the Reporting Person, the names of its board of managers and officers, and their respective principal business address, principal business, occupation and citizenship (as applicable) are provided in Schedule A to this Statement.

(d)-(e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

The Reporting Person holds the Common Stock for investment purposes. In its capacity as a significant stockholder of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. In addition, Seth Meisel, a Managing Director of BCI and a member of the board of managers of UWWH, serves on the Issuer’s board of directors and in that capacity will take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, including that described under the heading “Registration Rights Agreement,” the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above, or in Item 6 of this Statement, the Reporting Person currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As the date hereof, the Reporting Person holds sole voting and dispositive power over 7,840,000 shares, or approximately 49.0%, of Common Stock.

Voting and dispositive power with respect to the shares of Common Stock held by the Reporting Person is exercised through a three-member board of managers acting by majority vote. Fund VII and Coinvestment VII have the right to appoint two of the three members of the board of managers of the Reporting Person. In addition, Fund VII LLC, Coinvestment VII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, BCIP T III-B LLC and J5 collectively hold common equity interests of the Reporting Person.

BCI is the general partner of BCP VII, which is the general partner of of Coinvestment VII and Fund VII, which is the managing member of J5. BCI is also the managing partner of BCIP III, BCIP Trust III, BCIP III-B and BCIP Trust III-B, which is the manager of BCIP III LLC, BCIP T III LLC, BCIP III-B LLC and BCIP T III-B LLC, respectively.

(c) Except for the transactions described in this Statement, including those described in Item 6 below, there have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in Common Stock in the past sixty days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 28, 2014, International Paper Company (“IP”) entered into (i) an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with the Issuer (formerly known as xpedx Holding Company), a direct, wholly-owned subsidiary of IP, xpedx Intermediate, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of IP (“xpedx Intermediate”), xpedx, LLC, a New York limited liability company and a direct, wholly-owned subsidiary of IP (“xpedx”), UWWH, UWW Holdings, Inc.(“UWW Holdings”), a Delaware corporation and a direct, wholly-owned subsidiary of UWWH, and Unisource Worldwide, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of UWW Holdings (“Unisource”), and (ii) a Contribution and Distribution Agreement (as amended, the “Distribution Agreement”) with the Issuer (formerly known as xpedx Holding Company), UWWH and UWW Holdings.

Merger Agreement

The Merger Agreement provided that UWW Holdings will be merged with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation and xpedx Intermediate will be merged with and into Unisource (the “Subsidiary Merger” and, together with the Merger, the “Mergers”) with Unisource continuing as the surviving corporation. As a result of the Mergers, completed on July 1, 2014, Unisource became a direct wholly-owned subsidiary of the Issuer. The Mergers occurred immediately following the pro rata distribution to IP stockholders of all of the shares of Common Stock of the Issuer owned by IP (the “Distribution”). Such distribution was registered under the Securities Act of 1933, as amended, on Form S-1 (File No. 333-193950) originally filed on February 14, 2014 (as amended, the “Registration Statement”). At the effective time of the Merger, each outstanding share of UWW Holdings common stock was converted into the right to receive shares of Issuer Common Stock equal to the aggregate number of shares of Issuer Common Stock issued and outstanding immediately prior to the Merger divided by 0.51, multiplied by 0.49 and divided by the aggregate number of shares of UWW Holdings common stock outstanding immediately prior to the Merger. Upon consummation of the Merger, on a fully-diluted basis IP stockholders owned approximately 51% of the outstanding Common Stock of the Issuer and the Reporting Person owned approximately 49% of the outstanding Common Stock of the Issuer.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement and the amendments thereto which are filed as Exhibits 1, 2 and 3 hereto and incorporated by reference herein.

Distribution Agreement

Pursuant to the Distribution Agreement, and subject to the terms and conditions set forth therein, IP transferred IP’s business-to-business printing, packaging and facility supplies and equipment distribution business, described in IP’s public filings as the “xpedx” segment, to the Issuer, subsequently separated the Issuer from IP in a spin-off (the “Contribution”) and effected the Distribution.

This summary is qualified in its entirety by reference to the full text of the Distribution Agreement and the amendment thereto which are filed as Exhibits 4 and 5 hereto and incorporated by reference herein.

Registration Rights Agreement

On July 1, 2014, in connection with consummation of the Mergers, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with UWWH. The registration of shares of the Common Stock pursuant to the exercise of certain registration rights would enable UWWH to transfer such shares, without restriction under the Securities Act, when the applicable registration statement becomes effective. The Registration Rights Agreement provides for customary demand and piggyback registration rights, subject to certain limitations and qualifications. UWWH may transfer the Common Stock to one or more of its affiliates or equityholders and may exercise registration rights on behalf of such transferees if such transferees become a party to the Registration Rights Agreement. Demand rights commence 180 days after July 1, 2014. The Issuer will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand and piggyback registration rights. The Registration Rights Agreement also provides for certain Issuer board of director matters and restrictions relating to acquisitions of the Common Stock as set forth below.

A new board of directors of the Issuer, which included Seth A. Meisel, a Managing Director of BCI, was appointed on June 30, 2014 in preparation for the consummation of the Mergers. Thereafter, the board of directors will be elected by the stockholders of the Issuer, including the Reporting Person. Upon UWWH and its affiliates in the aggregate ceasing to hold at least 3% of the outstanding shares of the Common Stock and equity securities issued in respect of such Common Stock, any individual nominated by UWWH to be a member of the Issuer’s board of directors is required to promptly tender his or her resignation to the Issuer’s board of directors and will not remain a director of the Issuer, unless a majority of the Issuer’s board of directors affirmatively votes not to accept such director’s resignation.

Beginning on July 1, 2014 and ending on July 1, 2016, UWWH is not permitted to acquire any shares of Common Stock other than shares of Common Stock issued in respect to outstanding shares of Common Stock by way of stock dividend or stock split or in connection with a combination or exchange of shares, recapitalization, merger, consolidation or other reorganization. If, prior to July 1, 2016, UWWH desires to transfer shares of Common Stock to a permitted transferee under the Registration Rights Agreement, as a condition to the transfer, the transferee must enter into an agreement with the Issuer to be bound by the restriction on acquiring any shares of Common Stock as described above.

This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is filed as Exhibit 6 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1, originally filed on February 14, 2014 (File No. 333-193950)).

Exhibit 2	Amendment No. 1 to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-1, originally filed on February 14, 2014 (File No. 333-193950)).

Exhibit 3	Amendment No. 2 to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form S-1, originally filed on February 14, 2014 (File No. 333-193950)).

Exhibit 4	Contribution and Distribution Agreement (incorporated by reference to Exhibit 2.4 to the Issuer’s Registration Statement on Form S-1, originally filed on February 14, 2014 (File No. 333-193950)).

Exhibit 5	Amendment No. 1 to Contribution and Distribution Agreement (incorporated by reference to Exhibit 2.5 to the Issuer’s Registration Statement on Form S-1, originally filed on February 14, 2014 (File No. 333-193950)).

Exhibit 6	Registration Rights Agreement, dated as of July 1, 2014, between UWWH and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on July 3, 2014 (File No. 001-36479)).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2014

UWW HOLDINGS, LLC

	By:	/s/ Seth Meisel
	Name:	Seth Meisel
	Its:	Director

SCHEDULE A

The following are the board of managers and officers of UWW Holdings, LLC and their respective business address, principal occupation and citizenship.

Name and Position	Business Address	Principal Occupation	Citizenship
Jay Corrigan Manager Vice President and Secretary	Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon St., Boston, Massachusetts 02116	Chief Financial Officer	United States

Seth A. Meisel Manager President and Assistant Secretary	Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon St., Boston, Massachusetts 02116	Managing Director	United States

David G. Park Manager	Georgia-Pacific LLC, 133 Peachtree Street, N.E. Atlanta, GA 30303	Senior Vice President - Strategy and Business Development	United States